AllerGenis, Inc.



ANNUAL REPORT

C/O LIMR, RO39B

Wynnewood, PA 19096

(401) 965-2499

https://www.allergenis.com/

This Annual Report is dated May 22, 2024.

BUSINESS

AllerGenis provides the next generation of food allergy testing using cutting-edge systems biology and data analytics to accurately determine allergic status and assess tolerance levels for a more informed quality of life when living with a diagnosis of food allergy.

The food allergy epidemic affects 32 million Americans, including one in 13 children, and continues to present potential life-threatening reactions to this entire population. Sadly, it has generated substantial mental, emotional and financial burdens on individuals, parents and caregivers.

While tolerance levels and subsequent reactions vary among individuals, existing food allergy testing does not identify these ranges. We believe current blood-test options in the marketplace produce ambiguous and inaccurate results which lack a full spectrum view of an individual's allergy. The most commonly administered blood tests have as high as a 60% false-positive rate, while the gold standard tool, an oral food challenge (OFC) is costly, time-consuming, and frequently anxiety-inducing due to the risk of clinical reaction.

AllerGenis was originally formed as an LLC in 2017 and converted to a C-Corp in 2023.
Sources:
https://www.openaccessgovernment.org/food-allergies/125160/
https://my.clevelandclinic.org/health/treatments/22345-allergy-blood-test
https://www.foodallergy.org/resources/what-food-allergy
https://www.foodallergy.org/resources/blood-tests

Previous Offerings

Name: Preferred Units (converted to Voting Common Stock of the Corporation; excludes Preferred Units issued upon conversion of Convertible Notes and exercise of Warrants)

Type of security sold: Equity

Final amount sold: $8,193,013.40

Number of Securities Sold: 8,580

Use of proceeds: Clinical Operations, Product Development, and G&A. Date: August 2020 – July 2022

Date: July 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Profits Interest Units

Final amount sold: $0.00

Use of proceeds: n/a Number of Securities Issued: 3,400. Date: November 2017 – April 2023

Date: April 01, 2023

Offering exemption relied upon: Section 4(a)(2) and/or Rule 701

Type of security sold: Convertible Note

Final amount sold: $2,942,000.00

Use of proceeds: Clinical Operations, Product Development, and G&A. Date: September 2020 – August 2021

Date: August 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $1,472,500.00

Use of proceeds: Clinical Operations, Product Development, and G&A. Date: September 2022 – April 2023

Date: April 01, 2023

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Warrant to Purchase Preferred Units

Final amount sold: $168,000.00

Use of proceeds: $168,000 upon exercise of warrants into Preferred Units. Clinical Operations, Product Development, and G&A. Date: January 2022 – March 2023

Date: March 01, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

The Company continues to rationalize expenditures based on its limited cash availability and its pivot to focus on out-licensing and biopharma support. AG will continue to process clinical orders, leveraging the same laboratory overhead, but is de-emphasizing sales and marketing efforts along with most R&D development.

During Q4'23, the Company had $148k in testing revenues, largely representing work performed for Novartis. It also recognized $290k in non-cash revenues as it cleaned up prior deferred revenues related to DBV work completed in prior periods. The $438k in total revenues during the quarter represented a $380k increase from Q4'22. As the Company continued to moderate expenses, it showed significant decreases in laboratory operations, which decreased $184k from Q4'22, to $77k in the current quarter.

Sales & Marketing costs declined $561k from Q4'22 to $16k during Q4'23.
R&D declined $181k to $214k in Q4'23
General & Administrative costs declined by $113k from $258k in Q4'22 to $145k in the most recent quarter.

Similar performance shifts occurred for the full year, with revenues climbing by $412k from $74k in 2022 to $486k in 2023. Each of the operating expense categories also had significant declines in 2023 versus 2022, with Laboratory Operations declining $364k to $187k, Sales & Marketing declining $931k (boosted by a $252k reductions in minimum royalties owed to Luminex) to $684k, R&D declining $265k to $698k and G&A declining $169k to $1,313k.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $65,753.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: First Tranche Convertible Note Investors

Amount Owed: $1,225,000.00

Interest Rate: 8.0%

Maturity Date: March 31, 2025

The First Tranche Convertible Notes will automatically convert into equity securities of the Company in the next equity financing resulting in gross proceeds to the Company of at least $8,000,000 ("Qualified Financing"). The notes will convert into a number of shares at a price equal to the lesser of (i) the Discount Price and (ii) the price obtained by dividing the Valuation Cap by the Company's fully diluted capitalization immediately prior to the closing of the Qualified Financing. "Valuation Cap" means $20,000,000 - $25,000,000, as applicable based on the terms of each convertible note. "Discount Price" means 80% of the share price paid by new investors in the Qualified Financing. The First Tranche Convertible Notes may also be voluntarily converted into shares of Voting Common Stock of the Company prior to and following the Maturity Date at a price equal to a conversion ratio set forth in each First Tranche Note (as may be amended from time to time). AllerGenis must repay the entire principal amount of all First Tranche Notes, plus all accrued and unpaid interest, on March 31, 2025, unless earlier prepaid or converted in accordance with the terms of the First Tranche Notes.

Creditor: Second Tranche Convertible Note Investors

Amount Owed: $748,000.00

Interest Rate: 8.0%

Maturity Date: March 31, 2025

The Second Tranche Convertible Notes will automatically convert into equity securities of the Company in the next equity financing resulting in gross proceeds to the Company of at least $25,000,000 ("Qualified Financing"). The notes will convert into a number of shares at a price equal to the lesser of (i) the Discount Price and (ii) the price obtained by dividing the Valuation Cap by the Company's fully diluted capitalization immediately prior to the closing of the Qualified Financing. "Valuation Cap" means $25,000,000 - $35,000,000, as applicable based on the terms of each convertible note. "Discount Price" means 85% of the share price paid by new investors in the Qualified Financing. The Second Tranche Convertible Notes may also be voluntarily converted into shares of Voting Common Stock of the Company prior to and following the Maturity Date at a price equal to a conversion ratio set forth in each Second Tranche Note (as may be amended from time to time). AllerGenis must repay the entire principal amount of all Second Tranche Notes, plus all accrued and unpaid interest, on March 31, 2025, unless earlier prepaid or converted in accordance with the terms of the Second Tranche Notes.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: James (Jim) A. Garner

James (Jim) A. Garner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO

Dates of Service: August, 2017 - Present

Responsibilities: Communicating vision, mission, and core values of the Company to the staff, customers, suppliers, clients and other stakeholders. Ensuring that staff and Board of Directors members have sufficient and up-to- date information. Raising capital required to fuel the enterprise - Responsible for attracting investors providing ~$19 million in initial and supplemental financing. - Currently orchestrating Reg CF Financing. Formulating and implementing strategies, policies, and planning. Overseeing the operations of the business, including the development of annual implementation plans, and management of financial and physical resources. Currently takes a salary of $350,000 per year. Expected to receive stock options representing 4.32% of the company's fully diluted capitalization prior to the Regulation CF offering.

Position: Board Director

Dates of Service: August, 2017 - Present

Responsibilities: Communicating vision, mission, and core values of the Company to the staff, customers, suppliers, clients and other stakeholders. Ensuring that staff and Board of Directors members have sufficient and up-to- date information.

Name: Albert A. Luderer, Ph.D.

Albert A. Luderer, Ph.D.'s current primary role is with Indi Molecular. Albert A. Luderer, Ph.D. currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board

Dates of Service: September, 2021 - Present

Responsibilities: Non-executive chairman of the board. Responsibilities include managing the board, facilitating director communication, facilitating board communication to the CEO and CEO coaching/evaluation. Serve on the audit/finance and compensation subcommittees. Currently takes a salary of $37,000 per year. Expected to receive stock options representing 0.79% of the company's fully diluted capitalization prior to the Regulation CF offering.

Other business experience in the past three years:

Employer: Indi Molecular

Title: CEO

Dates of Service: July, 2017 - Present

Responsibilities: Responsible for all company functions, establishing and executing the company's strategic plan and management of the board of directors.

Other business experience in the past three years:

Employer: Indi Molecular

Title: Committee Member

Dates of Service: October, 2011 - Present

Responsibilities: Chairman of the Nominating & Corporate Governance Committee, member of Audit & Finance and Science & Technology committees

Name: Vijay Aggarwal, Ph.D.

Vijay Aggarwal, Ph.D.'s current primary role is with New York Angels. Vijay Aggarwal, Ph.D. currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: November, 2017 - Present

Responsibilities: Member of the board of directors and serves on the audit/finance and compensation subcommittees Salary & Equity Compensation: Currently takes a salary of $15,000 per year. Expected to receive stock options representing 0.53% of the company's fully diluted capitalization prior to the Regulation CF offering.

Other business experience in the past three years:

Employer: New York Angels

Title: Director

Dates of Service: May, 2016 - Present

Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

Employer: Interpace Biosciences

Title: Director

Dates of Service: January, 2022 - Present

Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

Employer: Moleculera

Title: Director

Dates of Service: April, 2017 - Present

Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

Employer: Slone Partners

Title: Advisor

Dates of Service: April, 2014 - Present

Responsibilities: Member of the Board of Advisors

Other business experience in the past three years:

Employer: Accugenomics

Title: Director

Dates of Service: January, 2012 - Present

Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

Employer: Orbis Diagnostics

Title: Director

Dates of Service: May, 2012 - November, 2022

Responsibilities: Chairman of the Board of Directors

Name: David A. Esposito

David A. Esposito's current primary role is with ONL Therapeutics, Inc. David A. Esposito currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: December, 2017 - Present

Responsibilities: I am on the board of directors of the company. I support corporate oversight, fundraising, and member of the compensation and audit/finance subcommittees. Salary & Equity Compensation: Currently takes a salary of $12,000 per year. Expected to receive stock options representing 0.43% of the company's fully diluted capitalization prior to the Regulation CF offering.

Other business experience in the past three years:

Employer: ONL Therapeutics, Inc

Title: CEO

Dates of Service: June, 2019 - Present

Responsibilities: Lead company development and fundraising

Other business experience in the past three years:

Employer: EMA Partners

Title: Director

Dates of Service: April, 2018 - June, 2019

Responsibilities: Outreach for investment banking services

Name: Russ S. Fein

Russ S. Fein's current primary role is with Corporate Fuel. Russ S. Fein currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO, Secretary, Treasurer, and board member

Dates of Service: October, 2017 - Present

Responsibilities: Acting CFO, helping with financial reporting, annual audits and tax filings. Salary & Equity Compensation: None, however Fein is a principal with Corporate Fuel which earns a $20,000/quarter management fee and holds Voting Common Stock representing 42.18% of the company's fully diluted capitalization prior to the Regulation CF offering. As noted above, Fein is a principal with Corporate Fuel which founded and funded the company. He and his colleague John Simons represent Corporate Fuel on the AllerGenis board.

Other business experience in the past three years:

Employer: Corporate Fuel

Title: Managing Director

Dates of Service: June, 2005 - Present

Responsibilities: Oversee principal investment activities

Other business experience in the past three years:

Employer: Code Biotherapeutics

Title: Board Member

Dates of Service: March, 2021 - Present

Responsibilities: Active board member and Chairman of the Audit Committee

Other business experience in the past three years:

Employer: WatchWire

Title: Board Member and Acting CFO

Dates of Service: July, 2017 - Present

Responsibilities: Represent Corporate Fuel on board and acting CFO, overseeing preparation of financial reports and tax filings.

Other business experience in the past three years:

Employer: Genisphere

Title: Board Member

Dates of Service: September, 2009 - Present

Responsibilities: Represent Corporate Fuel on board

Name: John C. Simons

John C. Simons' current primary role is with Corporate Fuel Advisors. John C. Simons currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: November, 2017 - Present

Responsibilities: I am a Board Member and Founder of Allergenis. Salary & Equity Compensation: None

Other business experience in the past three years:

Employer: Corporate Fuel Advisors

Title: Managing Partner

Dates of Service: January, 2005 - Present

Responsibilities: Advising Business Owners and Executives on Business Growth and then Realizing the Full Value of their Business

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Community Fuel Investment Partners IV, L.P. (John Simons owns 50% of the ordinary interest in Corporate Fuel Partners, GP and Charles Lachman owns the other 50%)

Amount and nature of Beneficial ownership: 3,074,838

Percent of class: 38.4355

Title of class: Voting Common Stock

Stockholder Name: Genisphere, LLC (Corporate Fuel Partners, GP controls 70% of the fully diluted interest)

Amount and nature of Beneficial ownership: 1,836,294

Percent of class: 22.9537

RELATED PARTY TRANSACTIONS

Name of Entity: Genisphere

Names of 20% owners: As of today, Genisphere owns 22.95% of the fully diluted interest in AllerGenis

Relationship to Company: equity members

Nature / amount of interest in the transaction: Receivables

Material Terms: As of December 31, 2022, the Company has receivables from Genisphere, one of the equity members, in the amount of $4,394. On the same date, the company owed Genisphere the amount of $5,825.

OUR SECURITIES

The company has authorized Voting Common Stock, Non-Voting Common Stock , Undesignated Preferred Stock, First Tranche Convertible Notes, and Second Tranche Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Non-Voting Common Stock .

Voting Common Stock

The amount of security authorized is 13,000,000 with a total of 8,000,001 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Common Stock holds exclusive voting rights with respect to the election of directors and matters submitted for stockholder approval, except as otherwise set forth in the company's Certificate of Incorporation.

Amount Outstanding.

Please note the total amount outstanding is on a fully-diluted basis and includes the following:

Issued Shares. 6,270,879 issued and outstanding Voting Common Stock Shares.

Stock Option and Grant Plan. AllerGenis, Inc. has reserved 1,600,000 shares of its authorized Voting Common Stock to be issued pursuant to its 2023 Stock Option and Grant Plan.

Warrants. AllerGenis, Inc. has reserved 129,122 of shares of its authorized Voting Common Stock to be issued upon the exercise of outstanding warrants.

i. Exercise Price: $4.82 per share

ii. Type of Security: The warrants are exercisable into shares of Voting Common Stock

iii. Expiration Date: December 31, 2025

Non-Voting Common Stock

The amount of security authorized is 16,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock .

Material Rights

Non-Voting Common Stock does not hold any voting rights however subscribers in this offering will agree to a voting proxy, please see the details below.

Pursuant to the Subscription Agreement, investors agree to appoint the CEO, or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with the Subscription Agreement and on behalf of the investor, (i) vote all Securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument at its own discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Securities. Such proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the investor (including any transferee of any Securities held by investor); any transferee receiving the investor's Securities (or any portion thereof) shall agree to be bound by the proxy as set forth in the Subscription Agreement. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act covering the common stock.

Undesignated Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Undesignated Preferred Stock.

Material Rights

There are no material rights associated with Undesignated Preferred Stock.

First Tranche Convertible Notes

The security will convert into Equity securities (as defined in the note) and the terms of the First Tranche Convertible Notes are outlined below:

Amount outstanding: $1,225,000.00

Maturity Date: March 31, 2025

Interest Rate: 8.0%

Discount Rate: 80.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Please review the material rights section below for further details.

Material Rights

Valuation Cap. Please note the valuation cap ranges from $20,000,000 to $25,000,000.

The First Tranche Convertible Notes will automatically into equity securities of the Company in the next equity financing resulting in gross proceeds to the Company of at least $8,000,000 ("Qualified Financing"). The notes will convert into a number of shares at a price equal to the lesser of (i) the Discount Price and (ii) the price obtained by dividing the Valuation Cap by the Company's fully diluted capitalization immediately prior to the closing of the Qualified Financing. "Valuation Cap" means $20,000,000 - $25,000,000, as applicable based on the terms of each convertible note. "Discount Price" means 80% of the share price paid by new investors in the Qualified Financing. The First Tranche Convertible Notes may also be voluntarily converted into shares of Voting Common Stock of the Company prior to and following the Maturity Date at a price equal to a conversion ratio set forth in each First Tranche Note (as may be amended from time to time).

AllerGenis must repay the entire principal amount of all First Tranche Notes, plus all accrued and unpaid interest, on March 31, 2025, unless earlier prepaid or converted in accordance with the terms of the First Tranche Notes.

Second Tranche Convertible Note

The security will convert into Equity securities (as defined in the note) and the terms of the Second Tranche Convertible Note are outlined below:

Amount outstanding: $748,000.00

Maturity Date: March 31, 2025

Interest Rate: 8.0%

Discount Rate: 85.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: Please review the material rights section below for further details.

Material Rights

Valuation Cap. Please note the valuation cap ranges from $25,000,000 to $35,000,000.

The Second Tranche Convertible Notes will automatically into equity securities of the Company in the next equity financing resulting in gross proceeds to the Company of at least $25,000,000 ("Qualified Financing"). The notes will convert into a number of shares at a price equal to the lesser of (i) the Discount Price and (ii) the price obtained by dividing the Valuation Cap by the Company's fully diluted capitalization immediately prior to the closing of the Qualified Financing. "Valuation Cap" means $25,000,000 - $35,000,000, as applicable based on the terms of each convertible note. "Discount Price" means 85% of the share price paid by new investors in the Qualified Financing. The Second Tranche Convertible Notes may also be voluntarily converted into shares of Voting Common Stock of the Company prior to and following the Maturity Date at a price equal to a conversion ratio set forth in each Second Tranche Note (as may be amended from time to time).

AllerGenis must repay the entire principal amount of all Second Tranche Notes, plus all accrued and unpaid interest, on March 31, 2025, unless earlier prepaid or converted in accordance with the terms of the Second Tranche Notes.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them and a voting proxy. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out. An investment in the Company (also referred to as "we", "us", "our", or "AllerGenis") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Risks Related to the Company's Business and Industry. We are an early stage company and have not yet generated, and may never generate, any profits. AllerGenis was founded in 2017 and we have limited operating history upon which you can evaluate our performance. Accordingly, our prospects must be considered in light of the risks that any new company encounters. We are still in an early phase of development and we are constantly evolving our business model and just beginning to implement our commercial plan. Accordingly, our operating history may not be indicative of future prospects. Since inception, we have not consistently generated sufficient revenues to cover operational expenses and there is no assurance that we will be able to do so in the future. We have never generated an operating profit, and there can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. We may not be successful in attaining the objectives necessary to overcome these risks and uncertainties. Our business projections are only projections. There can be no assurance that we will meet our projections, which are likely to change. We expect to introduce new products and refine existing products, the plans and timeline for which is likely to change. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think they are better options than a competing product, or that we will be able to provide our products and services at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company, and the Company did not obtain a third-party valuation in connection with this offering. You will be relying solely on the judgment of the Company's management and its board of directors, and the Company may not have properly valued its business. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you risk overpaying for your investment. Our substantial level of indebtedness could adversely affect our business, financial condition and ability to fulfill our obligations. We have a substantial amount of indebtedness, which requires significant interest payment. There can be no assurance that we will secure financing for working capital, increase revenues and achieve the desired result of net income and positive cash flow from operations in future years. If we are unable to generate sufficient cash flow in the future to service our debt, we may be required to refinance all or a portion of our existing debt or to obtain additional financing. There can be no assurance that any refinancings will be possible or that any additional financing could be obtained on terms acceptable to us. The inability to obtain additional financing could have a material adverse effect on our business, financial results and operations. Developing new products and technologies entails significant risks and uncertainties. We are currently in the initial commercial and production stage and have only recently begun to generate revenue. Delays or cost overruns in the development of additional food allergy tests and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could have a material adverse effect on our business, financial results and operations. The development and commercialization of our products is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize similar products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or earlier stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products. We operate in a highly regulated environment, and if we are found to be in non-compliance or violation of any of the federal, state or local laws or regulations applicable to us, our business, financial results and operations could be adversely impacted. We and our allergy tests are subject to local, state and federal regulations. Compliance with these laws involves numerous challenges, burdens and risks. New laws and regulations, or changes to existing laws and regulations or interpretations thereof, may impose new and significant disclosure, design, operational, marketing and other compliance-related obligations and requirements, which may lead to additional costs, delays, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. The violation of these or future requirements or laws and regulations could result in administrative, civil or criminal sanctions against us, which may include fines, a cease and desist order against our operations or even revocation or suspension of our operations. As a result, we may incur capital and operating expenditures and other costs that can have a material adverse impact on our business and financial results and operations. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business. We are a party to an exclusive license agreement with Mount Sinai which allows us to exclusively utilize their technology until our license expires. We may also need to obtain additional licenses from others to advance our research and development activities or allow the commercialization of our current product candidates and future product candidate we may identify and pursue. There can be no assurance that we can obtain future licenses on acceptable terms or that existing licenses will be renewed by the counterparties. Our license agreement may impose, and we may expect that future license agreements could impose various requirements on us, such as obligations related to payments, development, diligence and commercialization, among others. In spite of our efforts, our licensor might conclude that we have materially breached our obligations under such license agreement(s) and might therefore terminate such license agreement(s), thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements and potentially allowing access to such intellectual property to our competitors. If these in-licenses are terminated, or if the underlying intellectual property rights that we have licensed fail to provide the intended exclusivity, competitors or other third parties may be able to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of our current product candidates or other product candidates that we may identify. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. The Company owns and licenses patents and pending patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio, however, intellectual property is a complex field of law in which few things are certain and there can be no assurance that such intellectual property will be sufficient to provide us a competitive advantage or allow us to successfully commercialize products. Competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations, but doing so can be extremely costly and distracting to management, and there can be no assurance that we will be successful. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them. Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, our business results and your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could have a material adverse effect on our business, financial results and operations.. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. There is intense competition among employers for the services of certain key employees, including in design, engineering and sales. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time, and as a result could have a material adverse effect on our business, financial results and operations. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time. Our ability to sell product is dependent on outside government regulation such as the U.S. Food and Drug Administration (the "FDA"), Federal Trade Commission and other relevant government laws and regulations. The laws and regulations concerning the selling of our products may be subject to change and if that occurs then the selling of our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. If the FDA were to begin actively regulating our tests, we could incur substantial costs and delays associated with trying to obtain premarket clearance or approval and incur costs associated with complying with post-market controls. The test that we currently offer is a laboratory-development test (an "LDT"). The FDA generally considers an LDT to be a test that is developed, validated and performed within a single laboratory. If the FDA were to conclude that our test is not an LDT, we would be subject to extensive regulation as a medical device, and we could incur substantial costs and delays associated with trying to obtain clearance and meet regulatory demands which could adversely affect our business, financial results and operations. Significant challenges or delays in our innovation and development of new products and technologies could adversely affect our business, financial results and operations. Significant challenges or delays in our innovation and development of new products and technologies could adversely affect our business, results of operations or financial condition. We cannot predict with certainty when or whether we will be able to develop products and technologies, or otherwise license or acquire new products and technologies, and whether they will be commercially successful. Our ability to remain competitive within the categories in which we currently operate, enter new categories and expand into adjacent categories, channels of distribution or geographic markets depends on many factors, including whether we can successfully: Identify, develop and fund research and development; Establish, maintain, protect and enforce necessary intellectual property protection (including patents) and avoid infringing on, misappropriating or otherwise violating the intellectual property rights of others; Obtain and maintain approvals and registrations of regulated products, including from the FDA and other regulatory bodies in the United States around the world; Anticipate and quickly respond to the needs and preferences of consumers, customers and third-party partners; and Differentiate our products from competing products by delivering efficient marketing and sales. We have historically been able to lower the cost of developing new allergy tests compared to our prior tests, however this trend may not continue and future test development may be more costly, slower or impossible. Any failure to develop and launch successful new products or to adopt to challenges to packaging and supply chain to meet these preferences could hinder the growth of our business, and any delay in the development or launch of a new product could compromise our competitive position and otherwise adversely affect our business, financial results and operations. If our products do not receive adequate coverage and reimbursement from third-party payors, our ability to expand access to our allergy tests beyond the initial sales channels will be limited and our overall commercial success will be limited. We currently do not have broad-based coverage and reimbursement for the Company's products. However, our strategy is to expand access to our tests by pursuing coverage and reimbursement by third-party payors, including government payors. Coverage and reimbursement by third-party payors, including managed care organizations, private health insurances, and governmental healthcare programs, such as Medicare and Medicaid in the United States, for the types of diagnostic tests we perform can be limited and uncertain. Healthcare providers may not order our products unless third-party payors cover and provide adequate reimbursement for a substantial portion of the price of the products. Such providers may negotiate rates that are not profitable for us. If we are unable to obtain adequate coverage and an acceptable level of reimbursement for our products from third-party payors, there could be a greater co-insurance or co-payment obligation for any individual for whom a test is ordered. The individual may be forced to pay the entire cost of a test out-of-pocket, which could result in delay in or decreased likelihood of collection of payment. We rely on third parties to provide services essential to the success of our business. We currently rely and expect to increasingly rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, sales, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The ability of suppliers to deliver parts, components and manufacturing equipment to our manufacturing facilities, and our ability to manufacture without disruption or defect, could affect our global business performance. We source components and materials to manufacture our products and the products themselves from a limited number of suppliers, resulting in our product supply being subject to such suppliers' lead times, volume constraints, manufacturing abilities and increasing costs. We have experienced, and may continue to experience, extended lead times and product unavailability due to factory disruptions or closures as well as delays and unanticipated costs associated with the supply of our products, including expedited fees and air freight charges to mitigate delays in product supply. We may experience increased competition for and disruptions in logistics and transportation services due to transportation backlogs and labor shortages, which could result in longer lead times, increased prices, and surcharges and increased investments in critical components and higher overall costs to manage our supply chain logistics. Extended lead times and shortages could impair our ability to meet our customers' requirements, require us to pay higher prices or incur expedite fees, which would harm our business and negatively impact our gross margin and results of operations. Further, our suppliers may be required to obtain and maintain their own regulatory approvals and compliance, the failure to do so could adversely impact or prevent their provision of products and services to us. In addition, defects in the parts and products that we do receive could also expose us to legal liability, recalls, warranty claims or impact our brand. Any of these events would adversely affect our business, financial results and operations. If our suppliers become unwilling or unable to supply us with components meeting our requirements, it might be difficult to establish additional or replacement suppliers in a timely manner, or at all. This would cause our product sales to be disrupted and our revenue and operating results to suffer. Replacement or alternative sources might not be readily obtainable due to regulatory requirements and other factors applicable to our manufacturing operations. Incorporation of components from a new supplier into our products may require a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product sales. This process may take a substantial period of time, and we may not be able to obtain the necessary regulatory clearance or approval. This could create supply disruptions that would harm our product sales and operating results. If we deliver products with defects, we may incur costs to repair and, possibly, recall that product and market acceptance of our products may decrease or we could be subject to additional liability. The manufacturing and marketing of our products involve an inherent risk of our delivering a defective product or products that do not otherwise perform as we expect. We may incur substantial expense to repair any such products and may determine to recall such a product, even if not required to do so under applicable regulations. Any such recall would be time consuming and expensive, diverting management's attention and resources. Product defects or recalls may adversely affect our customers' acceptance of the recalled and other of our products. In addition, the sale and use of our products could lead to the filing of a product liability claim by someone claiming to have been injured using one of our products or claiming that one of our products failed to perform properly. A product liability claim could result in criminal liability and/or substantial damages and be costly and time consuming to defend, either of which could materially harm our business reputation or financial condition. We may not have sufficient insurance coverage to protect our assets from financial impact, And any claims brought against us could increase insurance rates, or prevent us from securing coverage altogether. Attacks on our information technology systems could damage our reputation, negatively impact our business and expose us to litigation risk. We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees and our customers. We rely heavily on various proprietary and third-party information systems. Our reputation for the secure handling of customer and other sensitive information is critical to the success of our business. We are potentially subject to cyber-attacks, including state-sponsored cyber-attacks, industrial espionage, insider threats, computer denial-of-service attacks, computer viruses, ransomware and other malware, wire fraud and other cyber incidents. Our incident response efforts, business continuity procedures and disaster recovery planning may not be entirely effective as our information technology and network infrastructure may still be vulnerable to attacks by hackers or breaches due to employee error, malfeasance, computer viruses, power outages, natural disasters, acts of terrorism, breaches with respect to third-party systems and other disruptions. A cybersecurity incident and breach of our information systems could lead to theft, destruction, misappropriation or release of sensitive and/or confidential information or intellectual property, which could result in business disruption, negative publicity, violation of privacy laws, loss of customers, brand damage, adverse financial and operational results, and potential litigation. Risks Related to the Offering The transferability of the Securities you are buying is limited. Any Company securities purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the securities that you purchase cannot be resold for a period of one year. Exceptions to transferability may include transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. The Company may never undergo a liquidity event and your investment could be illiquid for a long time or indefinitely. The Company may never undergo a liquidity event, such as a sale of the Company or an initial public offering, and you should be prepared to hold this investment for several years or indefinitely. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a strategic investor or a company in a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed. The Company is offering Non-Voting Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company expects to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We may need to access credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. A series of preferred stock could be issued from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of any series of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Forward-Looking Information. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from Company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. There are no voting rights attached to the securities you are purchasing. The Non-Voting Common Stock that you are purchasing has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are also purchasing securities as a minority holder, and therefore, you are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. The amount of capital the Company is attempting to raise in this offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased sales and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 22, 2024.

AllerGenis, Inc.

By /s/ *James A. Garner*

      Name: <u>AllerGenis, Inc.</u>

      Title: President and Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Allergenis Inc, Clinical Research Laboratory

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts	**$65,753.63**	**$10,031.94**
Accounts Receivable	**$145,474.68**	**$4,394.68**
Other Current Assets		
12000 Undeposited Funds	0.00	0.00
12100 Inventory Asset	0.00	0.00
12200 Prepaid General	42,808.66	61,823.15
Total Other Current Assets	**$42,808.66**	**$61,823.15**
Total Current Assets	**$254,036.97**	**$76,249.77**
Fixed Assets	**$ -7,603.04**	**$39,591.40**
Other Assets		
13200 Security Deposit	14,953.26	6,180.00
16000 In Process R&D	0.00	0.00
16500 MSSM IP Legal	315,051.00	315,051.00
18000 Accumulated Amortization	-116,028.00	-89,778.00
Total Other Assets	**$213,976.26**	**$231,453.00**
TOTAL ASSETS	**$460,410.19**	**$347,294.17**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable	1,366,231.70	1,434,057.78
20003 Corporate Payables	538,000.00	326,250.00
20004 Royalties & Licensing Payables	77,157.79	
20005 Legal Payables	669,907.19	
Total Accounts Payable	**$2,651,296.68**	**$1,760,307.78**
Other Current Liabilities	**$1,209,316.51**	**$601,995.83**
Total Current Liabilities	**$3,860,613.19**	**$2,362,303.61**
Total Liabilities	**$3,860,613.19**	**$2,362,303.61**
Equity	**$ -3,400,203.00**	**$ -2,015,009.44**
TOTAL LIABILITIES AND EQUITY	**$460,410.19**	**$347,294.17**

Allergenis Inc, Clinical Research Laboratory

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,008,717.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-0.22
11100 Accounts Receivable:InterCompany Receivables	5,605.54
12100 Inventory Asset	0.00
12200 Prepaid General	-37,048.82
20000 Accounts Payable	596,696.85
20003 Corporate Payables	326,250.00
20100 Unearned Revenue	25,000.00
21500 Short Term Liabilities	1,050.00
24150 Payroll FSA Employee Cash Distr	119.44
24200 Payroll Clearing	-42,862.81
24250 Payroll- 401k Employee Clearing	2,000.72
24255 Payroll-401k Emp Match Clearing	0.00
24300 Accrued Expenses	106,646.11
24360 Accrued Compensation	40,974.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,024,430.81**
Net cash provided by operating activities	**$ -3,984,286.82**
INVESTING ACTIVITIES	
15500 Computer Equipment	-1,482.92
17000 Accumulated Depreciation	24,054.24
13200 Security Deposit	-6,180.00
18000 Accumulated Amortization	26,250.00
Net cash provided by investing activities	**$42,641.32**
FINANCING ACTIVITIES	
13000 Due from CFP IV	574,025.48
13100 Due from CFIVP-B	168.51
30050 Convertible Note	760,450.00
30051 Convertible Note:Accrued Interest on CN	206,093.09
30100 CFP IV Equity	2,368,159.25
30600 Member 2 Equity	4,962.38
32000 Retained Earnings	18,179.62
Net cash provided by financing activities	**$3,932,038.33**
NET CASH INCREASE FOR PERIOD	**$ -9,607.17**
Cash at beginning of period	19,639.11
CASH AT END OF PERIOD	**$10,031.94**

Allergenis Inc, Clinical Research Laboratory

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,699,619.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-141,080.00
11100 Accounts Receivable:InterCompany Receivables	
12200 Prepaid General	19,014.49
20000 Accounts Payable	-67,826.08
20003 Corporate Payables	211,750.00
20004 Royalties & Licensing Payables	77,157.79
20005 Legal Payables	669,907.19
20100 Unearned Revenue	-285,500.00
20500 Inter-Company Payables	50,286.48
20550 Allowance for W/O payables	529,947.52
21500 Short Term Liabilities	74,800.00
21600 Payroll Wages Payable	20,831.09
23000 Shareholder Note Payable	100,000.00
24150 Payroll FSA Employee Cash Distr	-3,875.00
24200 Payroll Clearing	42,862.80
24250 Payroll- 401k Employee Clearing	-2,000.72
24255 Payroll-401k Emp Match Clearing	0.00
24300 Accrued Expenses	-16,031.49
24360 Accrued Compensation	96,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,376,244.07**
Net cash provided by operating activities	**$ -1,323,375.81**
INVESTING ACTIVITIES	
15600 Leasehold Improvements	0.00
17000 Accumulated Depreciation	47,194.44
13200 Security Deposit	-8,773.26
18000 Accumulated Amortization	26,250.00
Net cash provided by investing activities	**$64,671.18**
FINANCING ACTIVITIES	
13000 Due from CFP IV	16,585.17
30050 Convertible Note	-1,779,450.00
30051 Convertible Note:Accrued Interest on CN	85,290.00
30100 CFP IV Equity	411,964.83
30300 CFIP IV-B Equity	171,950.00
Common Stock	2,408,086.32
Net cash provided by financing activities	**$1,314,426.32**
NET CASH INCREASE FOR PERIOD	**$55,721.69**
Cash at beginning of period	10,031.94
CASH AT END OF PERIOD	**$65,753.63**

Allergenis Inc, Clinical Research Laboratory

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income	$486,040.00	$74,139.97
Cost of Goods Sold		
50000 Clinical Operations	276,598.04	551,411.59
59000 Testing Direct COGS		23,400.00
Total Cost of Goods Sold	**$276,598.04**	**$574,811.59**
GROSS PROFIT	$209,441.96	$ -500,671.62
Expenses		
60000 Sales & Marketing	807,545.38	1,615,184.35
66900 Reconciliation Discrepancies		-0.19
70000 Research & Development	679,832.82	963,247.83
80000 G&A	1,225,659.54	1,736,238.07
888000 Overhead Allocation	-27,888.67	
889000 Office Allocation	0.00	-409.94
Total Expenses	**$2,685,149.07**	**$4,314,260.12**
NET OPERATING INCOME	$ -2,475,707.11	$ -4,814,931.74
Other Expenses	$223,912.77	$193,785.89
NET OTHER INCOME	$ -223,912.77	$ -193,785.89
NET INCOME	$ -2,699,619.88	$ -5,008,717.63

| | Preferred Stock | | Common stock | | Additional | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	1,000,000	1,000	1,000,000	1,000	-	-	2,000
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(200,000)	(200,000)
December 31, 2013	1,000,000	$ 1,000	1,000,000	$ 1,000	$ -	$ (200,000)	$ (198,000)
Shares issued for services	-	-	500,000	500	99,500	-	100,000
Stock option compensation	-	-	-	-	50,000	-	50,000
Net income (loss)	-	-	-	-	-	(150,000)	(150,000)
December 31, 2014	1,000,000	$ 1,000	1,500,000	$ 1,500	$ 149,500	$ (350,000)	$ (198,000)
Shares issued for debt conversion	-	-	100,000	100	99,900	-	100,000
Shares issued for cash	-	-	1,000,000	1,000	999,000	-	1,000,000
Shares issued for services	-	-	10,000	10	9,990	-	10,000
Conversion of preferred stock	(1,000,000)	(1,000)	1,000,000	1,000	-	-	-
Discount on convertible debt	-	-	-	-	50,000	-	50,000
Stock option compensation	-	-	-	-	40,000	-	40,000
Net income (loss)	-	-	-	-	-	(50,000)	(50,000)
December 31, 2015	-	$ -	3,610,000	$ 3,610	$ 1,348,390	$ (400,000)	$ 952,000

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor.   The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

AllerGenis, Inc. originally formed as AllerGenis LLC in 2017 was subsequently reorganized into a C-Corp on April 10, 2023 ("Inception") in the State of Delaware. The financial statements of AllerGenis, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wynnewood, Pennsylvania.

AllerGenis, Inc., develops next generation of food allergy testing using cutting-edge systems biology and data analytics to accurately determine allergic status and assess tolerance levels for a more informed quality of life when living with a diagnosis of food allergy, and supports therapeutic development for the treatment of food allergy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

        Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

        Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

        Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from contracts with customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Prior to April 10, 2023, the Company was taxed as a Limited Liability Company (LLC). Under LLC provisions, the Company did not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. Beginning on April 10, 2023 the Company is subject to tax in the United States ("U.S.") and will file tax returns in the U.S. Federal jurisdiction and any applicable state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Convertible Note(s)

Below are details of the convertible notes:

Debt Instrument	Principal Amount	Interest Rate	Maturity	Accrued Interest		Total Indebtedness
2020-2021 Notes	$1,225,000	8%	3/31/2022	$372,553		$1,597,553
2022 Notes	$698,000	8%	9/30/24	$114,680		$812,680
2023-2024 Notes	$575,000	12%	12/31/2025	$22,153		$597,153
Total	$2,498,000			$509,386		$3,007,386

The convertible notes are convertible into equity securities at a conversion price. The conversion price is based on a number of factors relating to subsequent equity financing rounds. It is equal to the lesser of (i) 80%-85% of the per share unit price paid by the purchasers of such equity securities in the qualified financing and (ii) the price obtained by dividing $20,000,000-$40,000,000 by the fully diluted capitalization as of immediately prior to the initial closing of a qualified financing. In certain cases, the conversion formula is based on the intrinsic value of the Company. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes the Company is in compliance with applicable local an state regulations as of December 31, 2023 and December 31, 2022.

NOTE 5 – STOCKHOLDERS' EQUITY

We have authorized the issuance of 13,000,000 shares of our voting common stock with par value of $0.00001, 16,000,000 shares of our non-voting common stock with par value of $0.00001 and 1,000,000 shares of preferred stock. As of 12/31/23 the company has currently issued 6,270,879 shares of voting common stock, 127,112 shares of non-voting common stock and 0 shares of preferred stock. In addition, the Company has issued 783,302 stock options, exercisable into commons shares.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2023, the Company has receivables from Genisphere, one of its shareholders, in the amount of $4,394. On the same date, the Company owed to Genisphere the amount of $0.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 30, 2024, the issuance date of these financial statements. During that time, another $300,000 in the 2023-2024 Notes has been issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, James A. Garner, the President and Chief Executive Officer of AllerGenis, Inc., hereby certify that the financial statements of AllerGenis and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Allergenis, Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th day of April 2024.

Jim Garner

President and Chief Executive Officer)

April 30, 2024

CERTIFICATION

    I, James A. Garner, Principal Executive Officer of AllerGenis, Inc., hereby certify that the financial statements of AllerGenis, Inc. included in this Report are true and complete in all material respects.

James A. Garner

President and Chief Executive Officer